Mail Stop 6010

June 24, 2005


Via U.S. Mail and via Facsimile

Mr. Charles L. Pope
Chief Financial Officer
Reptron Electronics, Inc.
13700 Reptron Boulevard
Tampa, Florida 33626


	RE:	Reptron Electronics, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the quarter ended March 31, 2005
		File No. 0-23426

Dear Mr. Pope:

     We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data, page 15

1. In future filings please separately reflect the financial information of the predecessor for the one month ended January 31, 2004 and for periods prior to that date from the successor period for the eleven months ended December 31, 2004. Please also revise future filings to include a black vertical line to separate the financial information of the predecessor and successor within your selected financial data, financial statements and any other columnar presentations of financial information within your filings that include predecessor and successor periods.


Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

2004 Compared to 2003, page 16

2. Please revise future filings to provide an analysis of your results of operations based upon the actual entities and periods reflected in your financial statements. That is, please do not combine the predecessor and successor financial statements for purposes of your analysis. If you believe that in addition to your analysis of historical information a retroactive pro forma presentation is meaningful for a discussion of trends in MD&A, then please only reflect this information for revenues and costs of revenues since more comprehensive presentations through operating income may not meaningfully or accurately depict your operating results. This comment is also applicable to your analysis of operations in the MD&A of your Forms 10-Q.

Financial Statements, page F-1

Note A - Organization and Description of Business, page F-7
3. We note that your reorganization value was $86 million.
However,
you disclose that you limited that value to the aggregate carrying value of your pre-emergence assets. Please tell us why and cite the accounting literature upon which you relied. Tell us your consideration of paragraphs 43 and 44 of SFAS 141 and paragraphs 61 and 62 of SOP 90-7. In addition, please tell us and disclose in more detail in future filings the significant matters related to the determination of your reorganization value as required by paragraph
38 of SOP 90-7.

4. Refer to the first paragraph on page F-9. The last sentence indicates that the company has not yet determined how the reorganization will impact your net operating loss carryforwards and the related deferred tax assets. Please tell us and disclose how you plan to treat any deferred tax assets recognized and how you considered the guidance in paragraph 38 of SOP 90-7.


Note H - Long-Term Notes Payable, page F-17

5. Please tell us and disclose in future filings how you are accounting for the scheduled interest rate increase on your senior secured notes and tell us why. We note that the stated interest rate increases by a fixed rate after February 2006 through maturity and does not reset to the approximate current market rate for the extended term. Please refer to EITF 86-15 and SFAS 133.


Item 9A - Controls and Procedures, page 23

6. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." We further note that this paragraph and the paragraph following continue to state that the design of a control system also has inherent limitations, including assumptions for which there can be no assurance. Please revise these two paragraphs in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please also address this comment with respect to your Form 10-Q for the quarterly period ended March 31, 2005.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Item 4. Controls and Procedures, page 15

7. We note that you excluded the conclusion required under Item
307
of Regulation S-K of your principal financial officer regarding the effectiveness of your disclosure controls and procedures. We also note that in the definition of disclosure controls and procedures included in the conclusion of your principal executive officer you omitted the reference to your principal financial officer that is included in the definition of disclosure controls and procedures in
Rule 13(a)-15(e). The first sentence of the first paragraph of this item refers to the participation of both your chief executive officer and chief financial officer in the evaluation of your disclosure controls and procedures. We note that the company has both a chief executive officer, Paul J. Plante, and a principal financial and accounting officer, Charles L. Pope. Both of the individuals signed the filing and the certifications included in Exhibits 31.1 and 31.2.
Based upon the foregoing, it appears that you should amend your March
31, 2005 Form 10-Q to include the conclusion of your principal financial officer under Item 307 of Regulation S-K. If you agree, you should amend the filing to comply. Otherwise, please provide us with an explanation of why you determined that the current disclosure complies with Item 307 of Regulation S-K.

8. The language that is currently included after the word "effective" in your disclosure in the first paragraph appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you wish to retain the definition, please revise the language appearing after the word "effective" to be substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

*    *    *    *


      As appropriate, please amend your March 31, 2005 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.

Sincerely,



Kate Tillan
Assistant Chief Accountant

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Mr. Charles L. Pope
Reptron Electronics, Inc.
June 24, 2005
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